EXHIBIT B-1


                            MONONGAHELA POWER COMPANY
                                 PROXY STATEMENT
                 WITH RESPECT TO ITS CUMULATIVE PREFERRED STOCK

                                  INTRODUCTION

         This Proxy Statement is first being mailed on or about July __, 2000, to the cumulative preferred shareholders of Monongahela Power Company, an Ohio corporation (the "Corporation"), in connection with the solicitation of proxies by the Board of Directors (the "Board") of the Corporation for use at a special meeting of the holders of cumulative preferred shares to be held at 10435 Downsville Pike, Hagerstown, Maryland 21740, on August __, 2000, at 10:00 a.m., or any adjournment or postponement of such meeting (the "Special Meeting"). The Special Meeting is being held to consider an amendment (the "Proposed Amendment") to the Corporation's Articles of Incorporation (the "Articles") which would remove from the Articles a provision that limits the Corporation's ability to issue or assume unsecured debt (the "Unsecured Debt Limitation"). The Corporation's Board of Directors believes that removal of the Unsecured Debt Limitation will provide the Corporation with flexibility in planning and financing its business activities.

         If the Proposed Amendment is adopted, the Corporation will make a special cash payment in the amount of $1.00 per share to each holder of record who voted in favor of the Proposal (the "Cash Payment").

         Shareholders are requested to return their proxies by August __, 2000.

         YOUR VOTE AND PROMPT ACTION ARE IMPORTANT. YOU ARE URGED TO VOTE BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE.

                                VOTING PROCEDURES

RECORD DATE, VOTING SECURITIES, REQUIRED VOTE

         Only holders of record of the Corporation's outstanding cumulative preferred stock at the close of business on July __, 2000 (the "Record Date"), (or their legal representatives or attorneys-in-fact) will be entitled to vote in person or by proxy at the Special Meeting and to receive the Cash Payment from the Corporation. Any beneficial holder of cumulative preferred stock who is not the registered holder of such stock as of the Record Date (as would be the case for any beneficial holder whose shares are registered in the name of such holder's broker, dealer, commercial bank, trust company or other nominee) must arrange with the holder of record on the Record Date to execute and deliver a proxy form on such beneficial owner's behalf.

         The Corporation's authorized voting securities consist of common stock and cumulative preferred stock. The Corporation has five series of cumulative preferred stock outstanding and the record holders of all shares of all such series will vote together as one class with respect to the Proposed Amendment. Each share of stock has one vote per share. The shares outstanding as of the Record Date are as follows:


CLASS                                                       SHARES OUTSTANDING
-----                                                       ------------------

Common stock, par value $50 per share .................................5,891,000

     Total voting as a single class....................................5,891,000
                                                                       =========

Cumulative preferred stock, par value $100 per share

     Series / CUSIP number
     4.40% Series / 610202202.........................................    90,000
     4.80% Series B / 610202301.......................................    40,000
     4.50% Series C / 610202400.......................................    60,000
     6.28% Series D / 610202509.......................................    50,000
     7.73% Series L / 610202848.......................................   500,000
                                                                         -------

     Total voting as a single class ..................................   740,000
                                                                         =======

         The affirmative vote of at least two-thirds of the outstanding shares of the Corporation's cumulative preferred stock, voting together as one class, together with the affirmative vote of a majority of the Corporation's outstanding common stock is required to approve the Proposed Amendment. Allegheny Energy, Inc. ("AE Inc."), the holder of all of the Corporation's 5,891,000 outstanding shares of common stock, has advised the Corporation that it intends to vote all of the outstanding shares of common stock of the Corporation in favor of the Proposed Amendment.

PROXIES

         THE ENCLOSED PROXY IS SOLICITED BY THE CORPORATION'S BOARD, WHICH RECOMMENDS VOTING FOR THE PROPOSED AMENDMENT. ALL SHARES OF THE CORPORATION'S COMMON STOCK WILL BE VOTED IN FAVOR OF THE PROPOSED AMENDMENT. Shares of cumulative preferred stock represented by properly executed proxies will be voted in accordance with the instructions thereon. If returned proxy cards are executed and dated but not marked with respect to the Proposed Amendment, the shares will be voted in accordance with the recommendation of the Board. It is not anticipated that any other matters will be brought before the Special Meeting. The enclosed proxy, however, gives discretionary authority to the proxy holders named therein should any other matters be presented at the Special Meeting, and it is the intention of the proxy holders to act in accordance with their best judgment.

         Because the Proposed Amendment will be adopted only if affirmative votes are cast at the Special Meeting by holders of record on the Record Date of two-thirds of the votes entitled to be cast by the cumulative preferred stock, the following actions will have the same effect as voting against the Proposal:
(a) failing to execute, date and return a proxy card or (b) executing, dating and returning a proxy marked "AGAINST" or "ABSTAINS" as to the Proposed Amendment.

         Execution of a proxy will not prevent a shareholder from attending the Special Meeting and voting in person. Any shareholder giving a proxy may revoke it at any time by delivering to Marleen L. Brooks, Corporate Secretary, Monongahela Power Company, 10435 Downsville Pike, Hagerstown, MD 21740-1766, written notice of revocation bearing a later date than the proxy, by delivering a duly executed proxy bearing a later date, or by voting in person by ballot at the Special Meeting.

CASH PAYMENTS

         Subject to the terms and conditions set forth in this Proxy Statement, if (but only if) the Proposed Amendment is approved and adopted by the shareholders of the Corporation, the Corporation will make the applicable Cash Payment to each cumulative preferred shareholder on the Record Date who voted in favor of the Proposed Amendment. If a shareholder votes against the Proposed Amendment or abstains, such shareholder shall not be entitled to the Cash Payment (regardless of whether the Proposed Amendment is adopted). If the Proposed Amendment is adopted, Cash Payments will be paid out of the Corporation's general funds promptly after the Proposed Amendment is approved. However, no accrued interest will be paid on the Cash Payments regardless of any delay in making payments.

         Only cumulative preferred shareholders on the Record Date (or their legal representatives or attorneys-in-fact) are entitled to receive Cash Payments. Any beneficial owner of shares who is not the registered holder of such shares as of the Record Date must arrange with the record holder to receive his proportionate interest in the Cash Payments made to such record holder. The Corporation will have no responsibility or liability for any aspect of the records relating to or payments made on account of any beneficial owner's interest in the Cash Payment made to a record holder of cumulative preferred stock.

                      DESCRIPTION OF THE PROPOSED AMENDMENT

         The Proposed Amendment, if adopted, would eliminate a section of the Corporation's Articles which restricts the ability of the Corporation to incur certain unsecured indebtedness.

         Specifically, paragraph (a) of subdivision (11) of section 1.5 of the Articles provides that the consent of the holders of at least a majority of the cumulative preferred stock at the time outstanding is necessary for effecting or validating:

               "[t]he issue of any unsecured notes, debentures or other securities representing unsecured indebtedness, or the assumption of any such unsecured securities, for a purpose other than the refunding or renewing of outstanding unsecured securities theretofore issued or assumed by the Corporation resulting in equal or longer maturities or the redemption or other retirement of all outstanding shares of Cumulative Preferred Stock, if, immediately after such issuance or assumption, (i) the total principal amount of all unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding would thereby exceed twenty percent (20%) of the aggregate of (x) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the Corporation and then outstanding and (y) the capital stock, premiums thereon and surplus of the Corporation as then stated on the books of account of the Corporation, or (ii) the total principal amount of all unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding having maturities of less than ten years would thereby exceed ten percent (10%) of such aggregate. Payment due upon the maturity of unsecured debt having an original single maturity in excess of ten years or the payment due upon the final maturity of any unsecured serial debt which had original maturities in excess of ten years shall not be regarded for purposes of clause (ii) of this Paragraph (a) as unsecured debt of a maturity of less than ten years until such payment is required to be made within three years."

         The Proposed  Amendment would delete  paragraph (a) of subdivision (11)
of  section  1.5  and  thereby  enable  the   Corporation  to  incur   unsecured
indebtedness without a shareholder vote.

                            REASONS FOR THE PROPOSAL

GENERAL

         Regulatory, legislative, technological and market developments are leading to a more competitive environment in the electric utility industry, including in the markets served by the Corporation. Starting on January 1, 2001, all customers in Ohio will be able to choose their electricity supplier. This marks the beginning of a five-year transition to market rates. Similarly, in March 2000, the West Virginia legislature approved a plan that will allow competition among electric suppliers, although the implementation of the plan is subject to further action by the legislature.

         As competition intensifies, flexibility and cost reduction will be even more crucial to success. Because the electric utility industry is extremely capital intensive, control and minimization of financing costs are of particular importance. In response to the competitive forces and regulatory changes faced by the Corporation, the Corporation has from time to time considered, and expects to continue to consider, various strategies designed to enhance its competitive position and to increase its ability to adapt to and anticipate changes in its utility business.

         The Corporation believes that adoption of the Proposed Amendment to eliminate the Unsecured Debt Limitation is key to meeting the objectives of flexibility and capital cost reduction. Historically, the Corporation's debt financing generally has been accomplished through the issuance of long-term first mortgage bonds, a modest amount of unsecured or short-term debt and long-term pollution control bonds. First mortgage bonds represent secured indebtedness because they place a first priority lien on substantially all of the Corporation's assets. The Corporation's indenture with respect to its first mortgage bonds contains certain restrictive covenants with respect to, among other things, the disposition of assets and the ability to issue additional first mortgage bonds. Pollution control bonds also represent secured debt, and are available only for very limited purposes. In contrast, unsecured debt financing (including short-term debt, which often is the lowest-cost form of debt available to the Corporation) generally imposes fewer restrictions on the Corporation than first mortgage bonds and is much more widely available than pollution control bonds.

         Inasmuch as the Unsecured Debt Limitation contained in the Articles limits the Corporation's flexibility in planning and financing its business activities, the Corporation believes it ultimately will be placed at a competitive disadvantage if the Unsecured Debt Limitation is not eliminated. The industry's new competitors generally are not subject to the type of financing restrictions the Articles impose on the Corporation. In addition, some potential utility competitors have no comparable provision in their charters restricting the issuance of unsecured debt. In recent years, several other utilities with the same or similar charter restrictions have successfully eliminated such provisions by soliciting their shareholders to approve similar amendments to their charters.

         Although the Corporation sells relatively low-cost power, it must continue to explore new ways of reducing costs and enhancing operating and financing flexibility. The Corporation believes that the adoption of the Proposed Amendment will be in its competitive interest and in the best long-term interests of its shareholders.

FINANCIAL FLEXIBILITY

         If the Proposed Amendment is adopted, the Corporation will have increased flexibility (a) to choose among different types of debt financing and
(b) to finance projects using the most cost-effective means. The Corporation believes that various financing alternatives using unsecured debt will increase in importance as an option in financing its construction program and refinancing its first mortgage bonds. The Corporation also believes that flexibility in the use of unsecured debt, including short-term debt, is necessary for it to take full advantage of changing conditions in the securities markets. If the Proposed Amendment is adopted, the Corporation may increase the amount of unsecured debt to more than 20% of its total capitalization.

         In addition, although the Corporation's earnings currently are sufficient to meet the earnings coverage tests that must be satisfied before issuing additional first mortgage bonds and preferred stock, there is no guarantee that this will be true in the future. Other utilities have been unable to issue first mortgage bonds during certain periods because of restrictive covenants in their mortgages. If the Corporation were unable to issue first mortgage bonds or preferred stock in the future, and unable to issue additional unsecured debt as a result of the Unsecured Debt Limitation, the Corporation's financing options would be limited to more costly alternatives.

         The Corporation believes that the prudent use of unsecured debt in excess of the Unsecured Debt Limitation is vital to the effective financial management of its business. Not only is unsecured short-term debt generally one of the least expensive forms of capital, it also provides flexibility in meeting seasonal and business cycle fluctuations in cash requirements, acts as a bridge between issues of permanent capital and can be used when unfavorable conditions prevail in the market for long-term capital.

         The Proposed Amendment will not necessarily increase the amount of debt incurred by the Corporation, but will allow the Corporation to change its mix of debt types. The actual amount of debt incurred by the Corporation is and will remain a function of many factors, including rating agency considerations, cash flow expectations and interest market conditions. If the Proposed Amendment is adopted, the Corporation anticipates that it will change its mix of debt securities toward more issuances on an unsecured basis to cover its capital needs and to fund future maturities as needed. As a regulated utility, the Corporation's capital structure will continue to be subject to the approval of the Public Utilities Commission of Ohio and the SEC under the 1935 Act.

LOWER FINANCING COSTS

         As mentioned above, the Corporation's short-term debt issuances generally represent one of its lowest-cost forms of financing. The Corporation is reassessing its historically modest use of short-term debt. By increasing its use of short-term debt, the Corporation may be able to lower its cost structure, thereby making its products more competitive and reducing its business risks. With the Unsecured Debt Limitation in place, however, the availability and corresponding benefits of short-term debt are restricted. Although short-term debt may expose the borrower to more volatility in interest rates, the Corporation believes that the cost of short-term debt seldom exceeds the cost of other forms of capital available at the same time.

         FOR THE ABOVE REASONS, THE CORPORATION'S BOARD BELIEVES THAT THE BEST LONG-TERM INTERESTS OF SHAREHOLDERS ARE SERVED BY, AND ENCOURAGES SHAREHOLDERS TO VOTE FOR, THE ADOPTION OF THE PROPOSAL.

                         CERTAIN EFFECTS OF THE PROPOSAL

         If the Proposed Amendment is adopted at the Special Meeting, the Unsecured Debt Limitation will no longer be in effect. As discussed above, the Unsecured Debt Limitation provision places restrictions on the Corporation's ability to issue or assume unsecured indebtedness. Both secured and unsecured indebtedness rank prior to the cumulative preferred stock. Accordingly, if the Corporation actually incurs a greater amount of total indebtedness, and such indebtedness increases the credit risks of the Corporation, the market price and credit rating of the cumulative preferred stock could decline.

                                 RATING AGENCIES

         As of the date of this Proxy Statement, each series of cumulative preferred stock was rated "a2" by Moody's Investors Service, Inc., "A-" by Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc., and "A+" by Fitch IBCA, Inc. (collectively the "Rating Agencies"). The Rating Agencies have informed the Corporation that the adoption of the Proposed Amendment, in and of itself, will not result in a reduction of the cumulative preferred stock's current ratings.

         Ratings are not recommendations to purchase, hold or sell shares of the preferred stock inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to the Rating Agencies by the Corporation and obtained from other sources. The ratings may be changed, suspended or withdrawn as a result of changes in, or the unavailability of, such information.

           FINANCIAL AND OTHER INFORMATION RELATING TO THE CORPORATION

         The financial statements of the Corporation and related information included in its Annual Report on Form 10-K for the year ended December 31, 1999 and its Quarterly Report on Form 10-Q for the three months ended March 31, 2000, each as filed with the SEC, are incorporated herein by reference. The Corporation will provide without charge, upon the written or oral request of any person (including any beneficial owner) to whom this Proxy Statement is delivered, a copy of such information (excluding certain exhibits). Such requests for information should be directed to Marleen L. Brooks, Corporate Secretary, 10435 Downsville Pike, Hagerstown, MD 21740-1766, telephone (301) 665-2704.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following describes the material United States federal income tax considerations of a Cash Payment to United States holders. A United States holder is the beneficial owner of cumulative preferred stock who, or that, is
(i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any state thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

         It is unclear whether, for U.S. federal income tax purposes, the Cash Payment is properly treated as miscellaneous ordinary income or a dividend (to the extent paid out of the Corporation's current or accumulated earnings and profits). As miscellaneous ordinary income, the Cash Payment would be includable in income by United States holders using the cash receipts and disbursements method of accounting at the time of receipt and by United States holders using an accrual method of accounting at the time the holders' right to receive the Cash Payment became fixed.

         On the other hand, if the Cash Payment were properly treated as a dividend paid out of the Corporation's current and accumulated earnings and profits, United States holders that are corporations would, subject to applicable limitations, be entitled to a dividend received deduction. To the extent the Cash Payment exceeded the Corporation's current and accumulated earnings and profits, the Cash Payment would be treated as a non-taxable return of capital to the extent of the holder's basis in the Preferred Stock and thereafter as capital gain. Additionally, all holders would include the Cash Payment in income at the time it was received.

         The Corporation will, for information reporting purposes, treat the Cash Payments as ordinary non-dividend income to recipient United States holders, but this treatment is not binding on the holders or the Internal Revenue Service. Preferred shareholders should consult their own tax advisors in light of their particular circumstances as to the application of United States federal income tax laws to the receipt of the Cash Payment, as well as the effect of any state or local tax laws.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Cash Payment to non-exempt U.S. holders may be subject to information reporting, and a backup withholding of 31% may apply unless the holder furnishes a correct tax identification number and certifies that he is not subject to backup withholding

                               DISSENTERS' RIGHTS

         Section 1701.74 of the Ohio Revised Code provides that if you are a shareholder of an Ohio corporation you are entitled to dissent from, and obtain payment for your shares in the event of, among other things, an amendment to the Corporation's Articles that (i) changes any of the express terms of issued shares of a particular class that has preference in dividends or distributions or on liquidation over shares of any other class, and (ii) the holders of the shares of such particular class are substantially prejudiced thereby, and (iii) the articles do not expressly or by implication provide for or permit such amendment. As described herein, the Proposed Amendment would amend the Articles to remove a covenant which provides that the issuance or assumption of unsecured indebtedness for certain purposes above a certain threshold requires the consent of the holders of at least a majority of the outstanding shares of cumulative preferred stock. To the extent that the Proposed Amendment is deemed to change an express term of the cumulative preferred stock, whose holders are "substantially prejudiced" thereby, and the present Articles of the Corporation do not expressly or by implication provide for such an amendment, if you are a holder of the cumulative preferred stock you would have the right to dissent from the Proposed Amendment and obtain payment of the fair cash value of your cumulative preferred shares.

         A shareholder will be entitled to this relief, however, only if the shareholder complies strictly with all of the procedural and other requirements of Ohio Revised Code Section 1701.85. The following summary is not a complete statement of the method of compliance with Section 1701.85 and is qualified in its entirety by reference to the copy of Section 1701.85 attached to this document as Annex A.

         A shareholder who wishes to perfect rights as a dissenting shareholder in the event the Proposed Amendment is adopted:

     o must have been a record holder of the Corporation's cumulative preferred stock as to which that shareholder seeks relief on the Record Date for the Special Meeting;

     o must not have voted the shareholder's shares of cumulative preferred stock in favor of the adoption of the Proposed Amendment; and

     o must deliver to the Corporation, not later than ten days after the Special Meeting, a written demand for payment of the fair cash value of the shares of the Corporation's cumulative preferred stock as to which that shareholder seeks relief. The written demand must state the shareholder's name, address, number of shares of the Corporation's cumulative preferred stock as to which that shareholder seeks relief and the amount claimed as the fair cash value of those shares of stock.

         A vote against the adoption of the Proposed Amendment will not satisfy the requirement of a written demand for payment. Any written demand for payment should be mailed or delivered to:

                          Monongahela Power Company
                          10435 Downsville Pike
                          Hagerstown, MD  21740-1766
                          Attn:  Marleen L. Brooks

         Because the written demand must be delivered to the Corporation within the ten-day period following the Special Meeting, it is recommended, although not required, that a shareholder using the mails should use certified or registered mail, return receipt requested, to confirm that the shareholder has made a timely delivery.

         If the Corporation sends the dissenting shareholder, at the address specified in the demand, a request for the certificate(s) representing the shareholder's shares, the dissenting shareholder must deliver the certificate(s) to the Corporation within 15 days of the sending of the Corporation's request. The Corporation may endorse the certificate(s) with a legend to the effect that the shareholder has demanded fair cash value of the shares represented by the certificate(s). Failure to deliver the certificate(s) within 15 days of the request terminates the shareholder's rights as a dissenting shareholder. The Corporation must notify the shareholder of its election to terminate the shareholder's rights as a dissenting shareholder within 20 days after the lapse of the 15 day period.

         Unless the dissenting shareholder and the Corporation agree on the fair cash value per share of the Corporation's cumulative preferred stock, the shareholder must, within three months after the service of the written demand by the shareholder, file a petition in the Court of Common Pleas of Washington

County, Ohio. If the court finds that the shareholder is entitled to be paid the fair cash value of the Corporation's cumulative preferred stock, the court may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. Fair cash value:

     o    will be determined as of the day prior to the Special Meeting;

     o will be the amount a willing seller and willing buyer would accept or pay with neither being under compulsion to sell or buy;

     o will not exceed the amount specified in the shareholder's written demand; and

     o    will  exclude  any   appreciation  or  depreciation  in  market  value
          resulting from the Proposed Amendment.

         The court will make a finding as to the fair cash value of a share of the Corporation's cumulative preferred stock and render judgment against the Corporation for its payment with interest at a rate and from a date the court considers equitable. The costs of proceedings shall be assessed or apportioned as the court considers equitable.

         The rights of any dissenting shareholder will terminate if:

     o the dissenting shareholder has not complied with Section 1701.85 unless the Corporation, by its Board of Directors, waives the failure;

     o the Corporation abandons or is finally enjoined or prevented from carrying out, or the shareholders of the Corporation rescind their adoption of, the Proposed Amendment.

     o the dissenting shareholder withdraws his or her written demand, with the consent of the Corporation, by its Board of Directors; or

     o the corporation and the dissenting shareholder have not agreed upon the fair cash value per share of the Corporation's cumulative preferred stock and neither has timely filed or joined in a petition in an appropriate court for a determination of the fair cash value of the Corporation's cumulative preferred stock.

         Because any proxy card received by the Corporation that does not contain voting instructions will be voted for adoption of the Proposed Amendment, a shareholder who wishes to exercise dissenters' rights must either:

     o    not sign and return his or her proxy card; or

     o if the shareholder signs and returns the shareholder's proxy card, check the appropriate box on the proxy card to either vote against or to abstain from voting on the adoption of the Proposed Amendment.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         As noted above, AE Inc. owns all of the outstanding common stock of the Corporation.

         Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, a beneficial owner of a security is any person who directly or indirectly has or shares voting or investment power over such security.

           To the knowledge of the Corporation, as of July __, 2000, there is no person who is a beneficial owner of more than 5% of the cumulative preferred shares of the Corporation other than the shareholders shown in the chart below.

                         Shares of Cumulative           Percent of Outstanding
Name                       Preferred Stock            Cumulative Preferred Stock
----                       ---------------            --------------------------

John Hancock Advisers           124,000                        16.76
101 Huntington Avenue
Boston, MA 02199

CGU Insurance                    77,638                        10.49
One Beacon Street
Boston, MA 02108

Associates Corp. of              67,000                         9.05
North America
250 East Carpenter Freeway
Irving, TX 75062

American States Insurance Co.    41,000                         5.54
500 North Meridian Street
Indianapolis, IN 46204

Flaherty & Crumrine, Inc.        39,357                         5.32
301 East Colorado Boulevard
Pasadena, CA 91101

                             SOLICITATION OF PROXIES

         Proxies will be solicited by mail, telephone, telegraph, telex, telecopier and in person. Solicitation may be made by directors, officers, investor relations personnel and other regular employees of the Corporation. Such persons will receive no additional compensation for such solicitation.

         The Corporation has retained Georgeson Shareholder Securities Corp. ("Georgeson") to assist in connection with this proxy solicitation for which Georgeson will be paid a reasonable and customary fee and will be reimbursed for reasonable out-of-pocket expenses. The Corporation will indemnify Georgeson against certain liabilities and expenses in connection with the proxy solicitation, including liabilities under the federal securities laws.

         The  Corporation   has  requested  that  brokerage   houses  and  other
custodians, nominees and fiduciaries forward solicitation materials to the beneficial owners of shares of the Corporation's cumulative preferred stock held of record by such persons and will reimburse such brokers and other fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith.

         The expenses related directly to the proxy solicitation will be borne by the Corporation.

         YOUR VOTE AND PROMPT ACTION ARE IMPORTANT. YOU ARE URGED TO VOTE BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE.

                               DELIVERY OF PROXIES

         Properly executed proxies should be mailed or delivered to Georgeson at the address set forth below as soon as possible. If you have any questions concerning this proxy solicitation or the procedures to be followed to execute and deliver a proxy or need additional copies of documents, please contact Georgeson at:

                                [Georgeson logo]
                           17 State Street, 10th Floor
                               New York, NY 10004
                 Banks and brokers call collect: (212) 440-9800
                   All others call toll free: (800) 223-2064.


                                              By Order of the Board of Directors

                                              Marleen L. Brooks
                                              Secretary

                                                                         ANNEX A

SECTION 1701.85 OF THE OHIO REVISED CODE - QUALIFICATIONS OF AND PROCEDURES FOR DISSENTING SHAREHOLDERS

(A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

(5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.